Exhibit 21 - Subsidiaries

Hawaii Reservations Center Corp.

HPR Advertising, Inc.

Castle Resorts & Hotels, Inc.

NZ Castle Resorts and Hotels Limited (a New Zealand Corporation)

NZ Castle Resorts and Hotels’ wholly-owned subsidiary, Mocles Holdings Limited (a New Zealand Corporation).

Castle Resorts & Hotels (NZ) Ltd.

Castle Resorts & Hotels (Thailand) Ltd.

Castle Group LLC (Guam)

Castle Resorts & Hotels Guam Inc.

KRI Inc. dba Hawaiian Pacific Resorts (Inactive)